SoundHound AI, Inc.

5400 Betsy Ross Drive

Santa Clara, CA 95054

VIA EDGAR

February 14, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attn: Kathleen Krebs and Joshua Shainess

Re:	SoundHound AI, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed February 10, 2023 File No. 333-267501

Dear Ms. Krebs and Mr. Shainess:

SoundHound AI, Inc. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on February 13, 2023 regarding Amendment No. 3 to the Registration Statement of the Company on Form S-1 (the “Registration Statement”) filed with the Commission on February 10, 2023.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response. Disclosure changes made in response to the Staff’s comment have been made in Amendment No. 4 to the Registration Statement, which has been filed with the Commission contemporaneously with the submission of this letter.

Amendment No. 3 to Form S-1

Recent Developments, page 9

1.

We note you filed a Form 8-K on January 24, 2023 that included a press release issued on the same day providing certain business updates and certain preliminary unaudited financial and other results for the fourth quarter of 2022 and fiscal year 2022. Please provide the material information from the press release in your recent developments section. In addition, where appropriate, please balance your preliminary revenue and gross margin information by presenting other measures of your performance such as operating expenses and net income (loss). To the extent this information is unavailable and you are unable to provide meaningful ranges, then revise your disclosure to provide qualitative disclosure, as applicable, to provide investors with an understanding of whether you have experienced any positive or negative trends in these areas during the period. Lastly, please confirm that actual results for the fourth quarter of 2022 and fiscal year 2022 are not expected to differ materially from the preliminary results.

We have revised page 9 of the Registration Statement to include disclosure in response to the Staff’s comment. With the Staff’s permission, we will further revise the disclosure in the 424B3 prospectus, in the form attached to this letter. The Company confirms that actual results for the fourth quarter of 2022 and fiscal year 2022 are not expected to differ materially from the preliminary results.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Matthew Bernstein, Esq., at mbernstein@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Keyvan Mohajer
Keyvan Mohajer, Chief Executive Officer and Director

cc:	Matthew Bernstein, Esq.

Ellenoff Grossman & Schole LLP